

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2020

Andrea Park
Chief Financial Officer
AgeX Therapeutics, Inc.
965 Atlantic Avenue, Suite 101
Alameda, California 94501

Re: **AgeX Therapeutics, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 30, 2020
File No: 1-38519

Dear Ms. Park:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences